UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 30, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9 Other Events

On 04/30/2023, Music Licensing, Inc. (the “Company”) entered into a Retainer Agreement (the “Agreement”) with Earl Chapman (“Chapman”) to engage Chapman in the capacity of Head of Conventions and Liaison. Pursuant to the terms of the Agreement, Chapman is appointed to perform certain tasks, including but not limited to sourcing and retaining an authorized broker-dealer, completing requisite due diligence, regulatory compliance matters, and project management in connection with listing the Company on the Main Board of the Jamaica Stock Exchange (“JSE”).

As compensation for completing the tasks in accordance with the terms of the Agreement, the Company will provide monetary compensation to Chapman in accordance with the specified payment schedule. In addition to the monetary compensation, if the Company is successfully listed on the Main Board of the JSE with confirmed margin eligibility on or before May 26, 2023, Chapman shall be awarded a stock award issued pursuant to the Regulation S exemption of the United States Securities and Exchange Commission. The stock award shall be issued at a share price of $0.10 USper share and shall immediately vest if awarded. Chapman acknowledges that Regulation S shares are considered restricted securities and have limitations on transfers.

The Agreement further contains provisions regarding an optional continuing position, relationship of the parties, no signing authority, confidentiality, warranties, compliance with laws, term, default, assignment, headers, and severability.

This disclosure does not include any sensitive or confidential information, such as the exact amount of the stock award.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	April 30, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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